

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 1, 2013

Via E-mail
Mr. Lee O. Kraus
Chief Executive Officer
Blue Wolf Mongolia Holdings Corp.
c/o Blue Wolf MHC Ltd.
Two Greenwich Office Park, Suite 300
Greenwich, CT 06831

> **Re: Blue Wolf Mongolia Holdings Corp.**
> **Amendment No. 1 to Schedule TO**
> **Filed on March 29, 2013**
> **File No. 005-86340**

Dear Mr. Kraus:

We have reviewed your filing and have the following comment.

Risk Factors

Our securities may not continue to be listed on Nasdaq in the future…., page 14

1.   We note your response to prior comment 1 regarding the applicability of Rule 13e-3. While the staff of the Division of Corporation Finance will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP